SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 13, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, November 13, 2015

3Q15 Earnings Release

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the third quarter of 2015 (3Q15), which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. All comments presented herein refer to the Company’s consolidated results and comparisons refer to the second quarter of 2015 (2Q15) and third quarter of 2014 (3Q14), unless otherwise stated. The BRL/USD exchange rate on September 30, 2015 was R$3.97.

Highlights	3Q14	2Q15	3Q15	Change
				3Q15 x 3Q14	3Q15 x 2Q15
Steel Sales (thousand t)	1,274	1,261	1,191	-7%	-6%
- Domestic Market	72%	60%	58%	-14 p.p.	-2 p.p.
- Overseas Subsidiaries	25%	36%	39%	14 p.p.	3 p.p.
- Exports	3%	4%	3%	0 p.p.	-1 p.p.

Iron Ore Sales (thousand t)[1]	7,718	5,987	7,585	-2%	27%
- Domestic Market	0%	1%	0%	0 p.p.	-1 p.p.
- Exports	100%	99%	100%	0 p.p.	1 p.p.

R$ MM
Net Revenue	3,883	3,687	3,956	2%	7%
Gross Profit	971	840	941	-3%	12%
Adjusted EBITDA[2]	977	801	853	-13%	6%

Adjusted Net Debt	17,618	20,769	23,417	33%	13%
Adjusted Cash Position	12,141	11,102	12,236	1%	10%
Net Debt / Adjusted EBITDA	3.2x	5.6x	6.6x	3.4 x	1.0 x
1 Iron ore sales volumes include 100% of the stake in NAMISA.

² Adjusted EBITDA is calculated based on net income/loss, plus depreciation and amortization, income tax, net financial result, results from investees and other operating revenue (expenses). Adjusted EBITDA also includes the proportional share of EBITDA of the jointly-owned investees: Namisa, MRS Logística and CBSI.

Market Indicators on September 30, 2015
BM&FBovespa (CSNA3): R$3.92/share	Market Cap BM&FBovespa: R$5.44 billion
NYSE (SID): US$0.96/ADR (1 ADR = 1 share)	Market Cap NYSE: US$1.33 billion
Total no. of shares = 1,387,524,047

For further information, please visit our corporate website: www.csn.com.br/ri

3Q15 EARNINGS RELEASE

Economic Scenario

Throughout 2015, the improvement in economic activity in the United States and the UK contrasted with the slower recovery in the Eurozone and the recession in Brazil and Japan. The IMF expects the global economy to grow by 3.3% in 2015, slightly less than in 2014 and by 3.8% in 2016.

The U.S. economy decelerated in the third quarter, recording growth of 1.5%, versus 3.9% in the previous three months. However, domestic demand remained solid and the labor market continued to expand, increasing expectations that the FED would begin the upward interest rate cycle shortly.

In China, the third-quarter figures indicate the continuation of the economic accommodation process. GDP recorded a year-on-year growth of 6.9%, the lowest result since 2Q09. The country's authorities resumed the discussions focused on medium-term reforms and signaled that the current growth rate is acceptable.

In Brazil, the activity indicators are pointing to an even greater deterioration in 3Q15, characterized by economic shrinkage, high interest rates and inflation. As a result, uncertainty has led to greater risk aversion and the depreciation of the real. In this context, the government announced new fiscal measures after the downgrading of sovereign rating and the loss of investment-grade status. The Central Bank’s Focus report estimates an economic downturn of 3.10% in 2015, with inflation of 9.99%.

Industrial production fell by 10.9% in September, over the same month last year, primarily due to the 31.7% reduction in capital goods output. The labor market continues to deteriorate. According to the IBGE’s Monthly Employment Survey, the country’s unemployment rate reached 7.6% in September.

Macroeconomic Forecast	2015	2016
IPCA (%)	9.99	6.47
Commercial dollar (EoP - R$)	4.00	4.20
SELIC target (EoP - %)	14.25	13.25
GDP (% growth)	-3.10	-1.90
Industrial Production (%)	-7.40	-2.00
Source: FOCUS BACEN	Base: 11/06/2015

For further information, please visit our corporate website: www.csn.com.br/ri

3Q15 EARNINGS RELEASE

CSN Consolidated Result

•         CSN posted consolidated net revenue of R$3,956 million in 3Q15, 7% up on 2Q15, positively influenced by higher sales volume from mining operations and the depreciation of the real against the U.S. dollar.

•          Cost of goods sold (COGS) totaled R$3,015 million, 6% more than in 2Q15, mainly due to the increase in sales volume from mining operations.

•         Third-quarter gross profit came to R$941 million, 12% up on 2Q15, while gross margin increased by 1.0 p.p. on the same comparison basis, reaching 24% in 3Q15.

•         Selling, general and administrative expenses (SG&A) totaled R$531 million in 3Q15, 26% up on 2Q15, largely because of higher iron ore freight expenses, given- the increase in CIF sales and higher export sales expenses, and due to the higher expenses with sales of steel in the foreign market.

•         Other operating income and expenses totaled R$85 million in 3Q15, a 62% reduction over the R$223 million posted in 2Q15, particularly influenced by lower expenses with provisions. During 3Q15, the Company recognized impairment of R$81 million due to the reduction in the market value of Usiminas’ preferred shares.

•         Third-quarter net proportional financial result was negative by R$779 million, due to: i) Interest on loans and financing ex-exchange rate variation totaling R$1.304 million; ii) positive result from exchange and monetary variations amounting R$133 million and iii) financial revenues of R$123 million.

Financial Result (R$ MM)	1Q15	2Q15	3Q15
Financial Result - IFRS	(870)	(772)	(1,549)
(+) Financial Result of Joint-Venture	500	(114)	770
(+) Namisa (60%)	520	(92)	800
(+) MRS (33,27%)	(20)	(22)	(29)
(=) Proporcional Financial Result	(370)	(886)	(779)
Financial Revenues	63	58	123
Financial Expenses	(433)	(944)	(901)
Financial Expenses (ex-exchange rates variation)	(878)	(830)	(1,034)
Result with Exchange Rate Variation	445	(114)	133
Monetary and Exchange Rate Variation	(482)	82	(1,751)
Hedge Accounting	428	(82)	1,214
Notional Amount of Derivatives Contracted	500	(114)	671

•         The Company posted net loss of R$533 million in 3Q15, 13% lower quarter-on-quarter, due to the increase in gross profit and the positive equity result of R$861 million.

•         Adjusted EBITDA amounted to R$853 million in 3Q15, 6% higher than the previous quarter. The adjusted EBITDA margin was 20% in 3Q15, in line with the 2Q15 margin.

For further information, please visit our corporate website: www.csn.com.br/ri

3Q15 EARNINGS RELEASE

R$ Million	3Q14	2Q15	3Q15	Change
				3Q15 x 3Q14	3Q15 x 2Q15
Adjusted EBITDA¹	977	801	853	-13%	6%
(-) Proportionate EBITDA of Joint Ventures	58	104	159	174%	53%
(+) Share of Profit (Loss) of Investees	197	(44)	861	-	-
(+) Other Operating Income (Expenses)	(63)	(223)	(85)	35%	-62%
(+) Finance Income	(944)	(772)	(1,549)	64%	101%
(+) Income Tax and Social Contribution	(33)	5	(169)	-	-
(-) Depreciation	326	279	285	-13%	2%
Profit (loss) for the Period	(250)	(615)	(533)	113%	-13%
¹ Adjusted EBITDA is calculated based on net income/loss, plus depreciation and amortization, income tax, net financial result, results from investees and other operating revenue (expenses). Adjusted EBITDA also includes the proportional share of EBITDA of the jointly-owned investees: Namisa, MRS Logística and CBSI.

Indebtedness

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, and includes financial investments as collateral for foreign exchange transactions on the BM&F. On September 30, 2015, consolidated net debt totaled R$23.4 billion, while the net debt/LTM EBITDA ratio was 6.6x.

For further information, please visit our corporate website: www.csn.com.br/ri

3Q15 EARNINGS RELEASE

Foreign Exchange Exposure

In order to manage the exposure in dollars, CSN considers the proportional consolidation of the jointly controlled Namisa, in which CSN holds 60% stake.

The net foreign exchange exposure generated by the difference between assets and liabilities in US dollars, derivative instruments and hedge accounting recorded in CSN, was US$457 million on 09/30/2015.

The derivatives form a long USD position achieved by the purchase of NDFs (Non-Deliverable Forwards).

The hedge accounting adopted by CSN correlates the projected exports flow in dollars with part of the scheduled debt principal payments in the same currency. Therefore, the exchange variation of the dollar-denominated debt is temporarily booked on shareholder’s equity, flowing through P&L when the revenues in USD from exports occur.

Foreign Exchange Exposure (US$ Million)	09/30/2015
	CSN & Subsidiaries (IFRS)	Namisa 60%	Proportional Consolidation
Cash and cash equivalents overseas	1,177	925	2,102
Accounts receivables	195	28	223
Total assets	1,372	953	2,325
Borrowings and financing	(4,576)	-	(4,576)
Accounts Payable	(110)	(16)	(126)
Other liabilities	(16)	(1)	(17)
Total liabilities	(4,701)	(17)	(4,719)
Foreign exchange exposure	(3,329)	935	(2,394)
Notional amount of derivatives contracted, net	1,285	-	1,285
Cash flow hedge accounting	1,566	-	1,566
Net foreign exchange exposure	(478)	935	457

3Q15 EARNINGS RELEASE

Capex

In the 3Q15, CSN took advantage of opportunities to accelerate projects that enhance competitiveness, such as:

•       New mining equipments acquisition (trucks, shovels, etc), accelerating part of the investment scheduled for 2016 due to current advantageous loan terms. These equipments are already contributing to cost reduction in the mining business in 2015.

•       Accelerated development of Arcos´s clinker kiln, enabling higher operational margins in the Southeastern System.

CSN’s investments totaled R$803 million in 3Q15, in accordance with IFRS, as shown in the table below. 9M15 investments amounted to R$1,704 million.

Investments (R$ MM)	1Q15	2Q15	3Q15	9M14	9M15
Steel	121	159	173	367	453
Mining	116	296	473	464	885
Cement	90	92	139	330	321
Logistics	11	13	19	91	43
Others	0	4	0	41	3
Total Investment - IFRS	338	563	803	1,292	1,704

Working Capital

To calculate the working capital, CSN adjusts its assets and liabilities as demonstrated below:

•         Accounts Receivable: Excludes Dividends Receivable , Advances to Employees and Other Credits (Note 5 of financials).

•         Inventories: Includes Estimated Losses and excludes Spare Parts which are not part of the cash conversion cycle, and will be booked in the Fixed Assets when consumed. (Note 6 of financials)

•         Recoverable Taxes: Composed only by the Income Tax (IRPJ) and Social Contribution (CSLL) amount  included in Recoverable Taxes (Note 7of financials)

•         Taxes Payable: Composed by the Current Liabilities account Taxes Payable plus Taxes in installments (Note 13 of financials)

•         Advance from Clients: Subaccount of Other Liabilities recorded in Current Liabilities (Note 13 of financials)

At the close of 3Q15, working capital applied to the Company’s businesses totaled R$3,979 million, R$595 million more than in 2Q15, particularly due to the increase by R$366 million in accounts receivable and R$255 million in inventories. On the same comparison basis, both inventory turnover and accounts payable widened by 8 days, while average payment period reduced by 1 day.

Working Capital (R$ MM)	3Q14	2Q15	3Q15	Change
				3Q15 x 2Q15	3Q15 x 3Q14
Assets	4,513	5,698	6,371	673	1,858
Accounts Receivable	1,406	1,936	2,302	366	896
Inventories	2,988	3,583	3,838	255	850
Recoverable Taxes	119	178	231	52	111
Liabilities	2,286	2,314	2,392	78	106
Accounts Payable	1,470	1,762	1,724	(38)	254
Salaries and Social Contribution	254	236	282	46	28
Taxes Payable	539	286	328	42	(212)
Advance from Clients	23	30	59	28	36
Working Capital	2,228	3,384	3,979	595	1,751

Turnover Ratio (days)	3Q14	2Q15	3Q15	Change
				3Q15 x 2Q15	3Q15 x 3Q14
Receivables	26	38	46	8	20
Accounts Payable	46	54	53	(1)	7
Inventories	94	110	118	8	24
Cash Conversion Cycle	74	94	111	17	37

For further information, please visit our corporate website: www.csn.com.br/ri

3Q15 EARNINGS RELEASE

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the full consolidation of FTL.

Net revenue by segment in 3Q15 (R$ million)

Steel
Mining
Logistics
Cement
Energy
65.0%
22.4%
8.4%
2,7%
1,5%
2,788
2,764
2,737
3Q14
2Q15
3Q15
914
680
942
3Q14
2Q15
3Q15
374
323
355
3Q14
2Q15
3Q15
120
115
114
3Q14
2Q15
3Q15
97
60
60
3Q14
2Q15
3Q15

Adjusted EBITDA by segment in 3Q15 (R$ million)

Steel
Mining
Logistics
Cement
Energy
41.1%
42.1%
15.0%
1.0%
0.8%

For further information, please visit our corporate website: www.csn.com.br/ri

3Q15 EARNINGS RELEASE

Results by Segment 3Q15 (R$ MM)	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Elliminations	Consolidated
Net Revenue	2,737	942	60	295	114	60	(252)	3,956
Domestic Market	1,539	14	60	295	114	60	(252)	1,830
Foreign Market	1,198	928	-	-	-	-	(0.1)	2,126
Cost of Goods Sold	(2,270)	(625)	(37)	(202)	(99)	(50)	268	(3,015)
Gross Profit	467	317	23	93	14	10	17	941
Seling, General and Administrative Expenses	(249)	(16)	(4)	(22)	(19)	(6)	(215)	(531)
Depreciation	168	94	3	48	13	4	(46)	285
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	159	159
Adjusted EBITDA	386	395	22	119	9	8	(85)	853

Results by Segment 2Q15 (R$ MM)	Steel	Mining	Logistics (Port)	Logistics (Railways)	Cement	Energy	Corporate/ Elliminations	Consolidated
Net Revenue	2,764	680	43	280	115	60	(256)	3,687
Domestic Market	1,734	35	43	280	115	60	(291)	1,978
Foreign Market	1,030	645	-	-	-	-	34	1,710
Cost of Goods Sold	(2,224)	(534)	(32)	(199)	(75)	(48)	266	(2,847)
Gross Profit	540	146	11	81	40	12	10	840
Seling, General and Administrative Expenses	(207)	(10)	(5)	(21)	(18)	(6)	(154)	(421)
Depreciation	168	91	3	46	10	4	(44)	279
Proportional EBITDA of Jointly Controlled Companies	-	-	-	-	-	-	104	104
Adjusted EBITDA	500	228	9	107	32	11	(85)	801

For further information, please visit our corporate website: www.csn.com.br/ri

3Q15 EARNINGS RELEASE

Steel

According to the World Steel Association (WSA), global crude steel production totaled 1.2 billion tonnes in the first nine months of 2015, 2.5% less than in 9M14. According to the Brazilian Steel Institute (IABr), domestic production dropped by 1.2%, to 25.3 million tonnes in the same period. Domestic flat rolled steel production totaled 17.4 million tonnes in 9M15, 8.2% lower than 9M14, while apparent steel consumption fell 14.0%, to 16.9 million tonnes, accompanied by domestic sales of 14.2 million tonnes and imports of 2.8 million tonnes. On the other hand, exports came to 10.0 million tonnes, up by 48.6% on 9M14.

According to IABr, apparent steel consumption is expected to reduce by 12.8%, to 22.3 million tonnes, with domestic sales of 18.3 million tonnes and imports of 4.0 million tonnes.

According to INDA (the Brazilian Steel Distributors’ Association), in 9M15 purchases and sales from the distribution segment fell by 22.6% and 22.4% year-on-year, respectively. Inventories stood at 967,700 tonnes at the close of September 2015, 2.8% less than in the previous month, while inventory turnover stood at 3.9 months. Compared to the same month last year, inventories were reduced by 10%, from 1,048 million tons in September 2014 to 967,700 tons at the end of September 2015. On the same comparison basis the inventory turnover increased from 2.9 months to 3.9 months in September 2015.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 1.9 million units in 9M15, 25% lower than 9M14. On the same comparison basis, vehicle licensing reduced by 23%, to 1.95 million units. According to ANFAVEA and FENABRAVE (the Vehicle Distributors’ Association), vehicle sales are expected to decline by 27.4% and 23.8%, respectively in 2015.

Construction

According to SECOVI-SP (the São Paulo Residential Builders’ Association), residential real estate launches in the city of São Paulo dropped by 31.5% in the first nine months of 2015, while new unit sales reduced by 4.7% year-on-year. The Association expects launches to drop by 23% to 25% in 2015 and new unit sales by 15% to 20%.

Home Appliances

According to the Brazilian Institute of Geography and Statistics (IBGE), home appliance production fell by 14.0% in the first nine months of 2015, compared to the previous year, down by 10.4% in the last twelve months ended August 2015, influenced by the low level of confidence of businessmen and consumers.

Results from CSN’s Steel Operations

CSN’s crude steel production reached 1.0 million tonnes, while consumption of slabs purchased from third parties amounted to 61,000 tonnes, 9% and 12% down on 2Q15, respectively. As a result, flat rolled steel production dropped by 4% over 2Q15, to 989,000 tonnes in 3Q15.

In 9M15, crude steel production reduced by 4% over the same period last year, to 3.3 million tonnes, while flat steel production fell 6%, to 3.0 million tonnes.

Flat Steel Production (Parent Company)	2Q15	3Q15	First Nine months		Change
(Thousand tonnes)			9M14	9M15	3Q15 x 2Q15	9M15 x 9M14
Crude Steel - P. Vargas Mill (flat steel)	1,119	1,023	3,395	3,257	-9%	-4%
Purchased Slabs from Third Parties	69	61	329	198	-12%	-40%
Total Crude Steel	1,188	1,084	3,724	3,456	-9%	-7%
Total Rolled Products	1,032	989	3,251	3,041	-4%	-6%

For further information, please visit our corporate website: www.csn.com.br/ri

3Q15 EARNINGS RELEASE

•         Steel product sales totaled 1.2 million tonnes, 6% down quarter-on-quarter. Of this total, 58% came from the domestic market, 39% from overseas subsidiaries and 3% from exports, thus confirming our subsidiaries’ gain of export market share. Total sales reached 3.86 million tonnes in 9M15, 2% less than in 9M14.

•         In the third quarter, domestic steel sales came to 686,000 tonnes, 10% down on 2Q15. Of this total, 645,000 tonnes corresponded to flat steel and 41,000 tonnes to long steel.

•         Third-quarter foreign steel sales amounted to 506,000 tonnes, in line with the 2Q15 figure. Of this total, the overseas subsidiaries sold 461,000 tonnes, 221,000 by LLC, 154,000 by SWT, 86,000 by Lusosider and, 44,000 tonnes of direct exports.

•         In 3Q15 CSN increased its share of coated products in total sales volume, according to the strategy of increasing CSN’s value-added product mix. In the domestic market, sales of coated such as galvanized and tin plate, accounted for 44% of sales volume compared to the 41% observed in 2Q15. In the foreign market, the increase rise from 66% of sales to 67% in 3Q15.

•         Net revenue totaled R$2,737 million in 3Q15, 1% lower than 2Q15, due to the decrease in volumes of domestic steel sales and by SWT, partially offset by the increase of flat steel export sales and the depreciation of the real against the U.S. dollar. Average net revenue per tonne increased by 2%, from R$2,172 in 2Q15 to R$2,224 in 3Q15.

•         In 3Q15, COGS amounted to R$2,270 million, 2% up on the R$2,225 million posted in 2Q15.

•      The parent company’s production cost totaled R$1.59 billion in 3Q15, 5% less than in 2Q15, particularly influenced by: i) the 14% reduction in raw material costs, given the lower production volume, and also due to the higher internal coke production; ii) the increase in labor costs given the pay rise due to the collective labour agreement.

•      The slab production cost reached R$979/t, lower than the R$984/t recorded in 2Q15. In US dollars, the cost reduced 13% to US$278/t compared to US$320/t in 2Q15, helped by the depreciation of the real against the dollar.

For further information, please visit our corporate website: www.csn.com.br/ri

3Q15 EARNINGS RELEASE

•         Adjusted EBITDA amounted to R$386 million in 3Q15, with an adjusted margin of 14%.

Mining

In the third quarter, the seaborne iron ore market continued under pressure due to the increasing supply and lower domestic steel demand in China. On the supply side, the capacity closures announced were more than offset by the ramp-up of projects in Australia and Brazil. On the demand side, the weaker investments and construction activities continued to negatively impact steel prices and margins recorded by Chinese steelmakers. In this scenario, iron ore prices dropped by 6% over 2Q15, averaging US$54.90/dmt (Platts, 62% Fe, N. China) in 3Q15.

Results from CSN’s Mining Operation

•         In the third quarter, iron ore production totaled 7.94 million tonnes1, 17% up on 2Q15, with record production of 7.46 million tonnes from the Casa de Pedra mine.

•         Iron ore purchases reached 1.6 million tonne in 3Q15, 60% more than in 2Q15, due to market opportunities.

•      Iron ore sales reached 7.6 million tonnes1 in 3Q15, 27% up on 2Q15. Of this total, 6.0 million tonnes came from the Casa de Pedra and 1.6 million tonnes1 from Namisa. In addition to iron ore sales to third-parties, the Company allocated 1.4 million tonnes to its own steel production.

For further information, please visit our corporate website: www.csn.com.br/ri

3Q15 EARNINGS RELEASE

•         Net revenue from mining operations totaled R$942 million in 3Q15, 38% higher than in 2Q15, due to increased sales volumes. The FOB revenue in 3Q15 was US$38/t, unchanged from the previous quarter, while the iron ore price index (Platts 62% Fe, N. China) declined by 6% in the same period.

•         Third-quarter mining COGS came to R$625 million, 17% higher than the previous quarter, due to sales volume growth, partially offset by lower production costs. In the quarter, Casa de Pedra recorded a delivered cash cost to China of US$ 35.4/wmt, 9% lower compared to 2Q15.

1 Volumes include 100% of the stake in NAMISA.

Iron Ore Delivered Cash Cost to China

(US$/wmt)

•         Third-quarter adjusted EBITDA from mining operations totaled R$395 million, 74% up on 2Q15, due to: i) the increase in sales volume; ii) the effect from the currency depreciation in the quarter; and iii) lower production costs. EBITDA/tonne climbed from R$40.90 in 2Q15 to R$57.04 in 3Q15.

•         The EBITDA margin from mining operations increased 8.5 p.p. reaching 42% in 3Q15 from 33% in 2Q15, the highest margin recorded since the 1Q14.

Logistics

According to ANTAQ (the National Waterway Transport Agency), Brazil’s ports handled 480 million gross tonnes in 1H15, 3.7% higher than the same period in the previous year. Bulk solids handling totaled 295 million tonnes in 1H15, while container handling achieved 4.4 million TEUs1, in line with the 1H14 figure.

1TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Results from CSN’s Logistics Operation

Railway Logistics: Net revenue from railway logistics amounted to R$295 million in 3Q15, generating adjusted EBITDA of R$119 million, accompanied by an adjusted EBITDA margin of 40%.

Port Logistics: In the third quarter, Sepetiba Tecon handled 304,000 tonnes of steel products, most of which directed to the foreign market, in addition to 87,000 tonnes of general cargo and approximately 44,000 containers. Net revenue reached R$60 million in 3Q15, generating adjusted EBITDA of R$22 million, with an adjusted EBITDA margin of 37%.

Cement

According to IBGE’s (Brazilian Statistical and Geographical Institute) Monthly Survey of Industry (PIM-PF), Brazil’s cement production fell 10.8% in 9M15 over 9M14, in line with the civil construction segment’s performance.

For further information, please visit our corporate website: www.csn.com.br/ri

3Q15 EARNINGS RELEASE

According to ABRAMAT (the Construction Material Manufacturers’ Association), 9M15 sales of building materials decreased by 11.4% compared to 9M14. The association revised its annual building material sales forecast, from a 1% increase in early 2015, to a 9% reduction.

Results from CSN’s Cement Operation

In 3Q15, cement sales totaled 582,000 tonnes, 1% higher than 2Q15, while net revenues amounted to R$114 million. Adjusted EBITDA reached R$9 million in 3Q15, with margin of 8%.

An unscheduled stoppage at UPV’s grinding operations resulted in discontinuation of production in Volta Redonda for 37 days. Nevertheless, volume remained virtually stable due to the start-up of additional production capacity in Arcos.

Energy

According to the Energy Research Company (EPE), Brazilian electricity consumption recorded year-on-year reduction of 0.7% in the first nine months of 2015, to 348 TWh. Consumption in the industrial and residential segments fell by 4.5% and 0.7%, respectively, while the commercial segment registered a 1.1% increase. Given this scenario, EPE’s initial forecast at the close of last year of a 3.1% increase in consumption, was revised down to a 1.5% decline in the second four-month review.

Results from CSN’s Energy Operation

In 3Q15, net revenues from energy operations totaled R$60 million, adjusted EBITDA reached R$8 million and the EBITDA margin was 13%.

Capital Markets

CSN’s shares depreciated by 24% in 3Q15, while the IBOVESPA dropped by 15% during the same period. Daily traded volume on the BM&FBovespa averaged R$28.6 million. On the New York Stock Exchange (NYSE), CSN’s American Depositary Receipts (ADRs) fell by 42%, versus the Dow Jones’ 8% depreciation. On the NYSE, daily traded volume of CSN’s ADRs averaged US$2.4 million.

3Q15
Number of shares in thousand	1,387,524
Market Capitalization
Closing price (R$/share)	3.92
Closing price (US$/ADR)	0.96
Market Capitalization (R$ million)	5,439
Market Capitalization (US$ million)	1,330
Total return including dividends and interest on equity
CSNA3	-24%
SID	-42%
Ibovespa	-15%
Dow Jones	-8%
Volume
Average daily (thousand shares)	6,758
Average daily (R$ Thousand)	28,646
Average daily (thousand ADRs)	2,011
Average daily (US$ Thousand)	2,407

         Source: Economática

For further information, please visit our corporate website: www.csn.com.br/ri

3Q15 EARNINGS RELEASE

Webcast – 3Q15 Earnings Presentation

Conference Call in Portuguese with Simultaneous Translation

Friday, November 13, 2015

04:00 p.m. – Brasília time / 01:00 p.m. – US EST

Phone: +1 (516) 300 1066

Conference ID: CSN

Webcast: www.csn.com.br/ir

IR Executive Officer - Gustavo Sousa

Guilherme Hernandes (guilherme.hernandes@csn.com.br)

Bruno Tetner (bruno.tetner@csn.com.br)

Ana Rayes (ana.rayes@csn.com.br)

Rodrigo Bonsaver (rodrigo.bonsaver@csn.com.br)

Lucas Aparecida (lucas.aparecida@csn.com.br)

CSN is a highly integrated company, with steel, mining, cement, logistics and energy businesses. The Company operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products, including coated and galvanized, as well as tin plate. Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector.  CSN recorded consolidated net revenue of R$16 billion in 2014.

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses), plus the proportional EBITDA of the jointly-owned subsidiaries. Adjusted EBITDA includes the Company’s proportional interest in Namisa, MRS Logística and CBSI. Despite being an indicator used to measure the segments’ results, EBITDA is not a measure recognized by Brazilian accounting practices or IFRS, with no standard definition and therefore cannot be used as comparison basis with similar indicators adopted by other companies.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

For further information, please visit our corporate website: www.csn.com.br/ri

3Q15 EARNINGS RELEASE

INCOME STATEMENT
CONSOLIDATED – Corporate Law (thousand of reais)
	3Q14	2Q15	3Q15

Net Revenues	3,882,986	3,687,140	3,955,990
Domestic Market	2,484,158	1,977,518	1,829,953
Foreign Market	1,398,828	1,709,622	2,126,037
Cost of Goods Sold (COGS)	(2,911,961)	(2,847,095)	(3,015,403)
COGS, excluding depreciation	(2,591,884)	(2,574,062)	(2,736,617)
Depreciation allocated to COGS	(320,077)	(273,033)	(278,786)
Gross Profit	971,025	840,045	940,587
Gross Margin (%)	25%	23%	24%
Selling Expenses	(265,744)	(309,014)	(408,460)
General and Administrative Expenses	(107,110)	(106,580)	(116,674)
Depreciation allocated to SG&A	(5,668)	(5,647)	(5,747)
Other operation income (expense), net	(63,215)	(223,016)	(85,220)
Share of profits (losses) of investees	197,581	(43,822)	861,128
Operational Income before Financial Results	726,869	151,966	1,185,614
Net Financial Results	(944,459)	(771,695)	(1,548,867)
Income before social contribution and income taxes	(217,590)	(619,729)	(363,253)
Income Tax and Social Contribution	(32,798)	5,136	(169,398)
Profit /(Loss) for the period	(250,388)	(614,593)	(532,651)

For further information, please visit our corporate website: www.csn.com.br/ri

3Q15 EARNINGS RELEASE

INCOME STATEMENT
PARENT COMPANY – Corporate Law (In thousand of R$ )
	3Q14	2Q15	3Q15

Net Revenues	3,092,336	2,870,847	3,118,708
Domestic Market	2,217,827	1,868,525	1,660,652
Foreign Market	874,509	1,002,322	1,458,056
Cost of Goods Sold (COGS)	(2,290,584)	(2,267,849)	(2,472,690)
COGS, excluding depreciation	(2,024,257)	(2,053,576)	(2,249,203)
Depreciation allocated to COGS	(266,327)	(214,273)	(223,487)
Gross Profit	801,752	602,998	646,018
Gross Margin (%)	26%	21%	21%
Selling Expenses	(111,783)	(146,352)	(183,412)
General and Administrative Expenses	(90,609)	(88,732)	(94,793)
Depreciation allocated to SG&A	(3,925)	(3,954)	(3,909)
Other operation income (expense), net	(40,081)	(196,380)	(86,261)
Share of profits (losses) of investees	1,019,051	(325,073)	2,600,525
Operational Income before Financial Results	1,574,405	(157,493)	2,878,168
Net Financial Results	(1,938,797)	(555,237)	(3,287,418)
Income before social contribution and income taxes	(364,392)	(712,730)	(409,250)
Income Tax and Social Contribution	114,287	98,462	(123,263)
Profit /(Loss) for the period	(250,105)	(614,268)	(532,513)

For further information, please visit our corporate website: www.csn.com.br/ri

3Q15 EARNINGS RELEASE

BALANCE SHEET
Corporate Law – In Thousand of R$
	Consolidated		Parent Company
	06/30/2015	09/30/2015	06/30/2015	09/30/2015
Current Assets	15,171,959	16,206,671	8,584,404	9,868,283
Cash and Cash Equivalents	7,844,428	8,226,780	2,241,912	2,980,560
Accounts Receivable	2,049,480	2,417,122	2,114,594	3,039,009
Inventories	4,399,938	4,707,165	3,418,312	3,210,222
Other Current Assets	878,113	855,604	809,586	638,492
Non-Current Assets	34,945,867	36,441,889	42,234,846	45,946,053
Long-Term Assets	4,358,779	4,488,172	4,357,256	4,528,125
Investments	13,526,104	13,951,071	23,839,714	26,809,924
Property, Plant and Equipment	16,105,894	16,928,891	13,952,132	14,524,467
Intangible	955,090	1,073,755	85,744	83,537
TOTAL ASSETS	50,117,826	52,648,560	50,819,250	55,814,336
Current Liabilities	5,073,656	4,383,501	6,640,388	5,737,112
Payroll and Related Taxes	236,138	282,006	184,243	217,516
Accounts Payable	1,761,657	1,723,865	1,610,607	1,436,787
Taxes Payable	264,536	303,394	65,140	154,706
Borrowings and financing	1,553,294	940,375	3,587,009	2,835,432
Others	1,130,057	1,000,216	1,101,463	1,000,745
Provision for Tax, Social Security, Labor and Civil Risks	127,974	133,645	91,926	91,926
Non-Current Liabilities	39,830,375	44,610,806	39,003,031	46,460,767
Borrowings, Financing and Debentures	28,968,671	33,366,561	27,447,333	34,284,830
Deferred Income Tax and Social Contribution	239,563	294,483	-	-
Others	9,009,169	9,385,077	9,118,330	9,476,799
Provision for Tax, Social Security, Labor and Civil Risks	801,636	735,961	709,148	647,367
Other Provisions	811,336	828,724	1,728,220	2,051,771
Shareholders' Equity	5,213,795	3,654,253	5,175,831	3,616,457
Paid-in capital	4,540,000	4,540,000	4,540,000	4,540,000
Capital Reserve	30	30	30	30
Earnings Reserves	846,908	846,908	846,908	846,908
Retained Earnings	(222,212)	(754,725)	(222,212)	(754,725)
Other Comprehensive Income	11,105	(1,015,756)	11,105	(1,015,756)
Non-Controlling Shareholders' Interests	37,964	37,796	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	50,117,826	52,648,560	50,819,250	55,814,336

3Q15 EARNINGS RELEASE

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law - In Thousand of R$
	2Q15	3Q15
Cash Flow from Operating Activities	(640,743)	179,688
(Net Losses) / Net income attributable to controlling shareholders	(614,268)	(532,513)
Loss for the period attributable to non-controlling interests	(325)	(138)
Provision for financial expenses	776,895	888,883
Depreciation, exhaustion and amortization	288,153	295,482
Share of profits (losses) of investees	43,822	(861,128)
Deferred Taxes	116,779	56,602
Foreign exchange and monetary variations, net	(133,981)	2,013,771
Result from derivative financial instruments	1,533	1,117
Impairment of available-for-sale assets	89,434	81,016
Write-off of permanent assets	568	220
Provisions	121,031	(67,064)
Working Capital	(1,330,384)	(1,696,560)
Accounts Receivable	(71,614)	(339,619)
Trade Receivables – Related Parties	(19,582)	(52,990)
Inventory	(443,563)	(276,940)
Judicial Deposits	(17,533)	(17,912)
Suppliers	204,962	14,279
Taxes and Contributions	(315,516)	(59,355)
Interest Expenses	(633,306)	(1,100,193)
Others	(34,232)	136,170
Cash Flow from Investment Activities	(227,572)	(399,154)
Fixed Assets/Intangible	(562,707)	(803,395)
Derivative transactions	247,481	665,031
Related parties loans	(13,205)	(18,332)
Loans / Receive loans - related parties	58,310	384,960
Short-term investment, net of redeemed amount	42,549	(627,418)
Cash Flow from Financing Companies	(170,120)	(26,727)
Borrowings and financing raised, net of transaction costs	207,915	337,934
Amortizations	(371,997)	(364,661)
Amortizations – Related Parties	(52,839)	-
Dividends/Interest on equity	(3)	-
Buyback of debt securities	46,804	-
Foreign Exchange Variation on Cash and Cash Equivalents	(187,922)	1,127
Free Cash Flow	(1,226,357)	(245,066)

3Q15 EARNINGS RELEASE

SALES VOLUME CONSOLIDATED (thousand tonnes)

	3Q14	2Q15	3Q15
Flat Steel	910	717	645
Slabs	5	0	-
Hot Rolled	385	267	233
Cold Rolled	169	151	128
Galvanized	238	205	195
Tin Plates	112	94	88
Long Steel UPV	11	42	41
DOMESTIC MARKET	921	758	686

	3Q14	2Q15	3Q15
Flat Steel	173	299	351
Hot Rolled	4	59	68
Cold Rolled	16	44	47
Galvanized	121	165	198
Tin Plates	33	31	38
Long Steel (profiles)	180	204	154
FOREIGN MARKET	353	503	506

	3Q14	2Q15	3Q15
Flat Steel	1,083	1,015	996
Slabs	5	-	-
Hot Rolled	388	326	302
Cold Rolled	185	195	176
Galvanized	359	370	393
Tin Plates	145	125	126
Long Steel UPV	11	42	-
Long Steel (profiles)	180	204	154
TOTAL MARKET	1,274	1,261	1,150

SALES VOLUME PARENT COMPANY (thousand tonnes)

	3Q14	2Q15	3Q15
Flat Steel	972	812	721
Slabs	5	0	-
Hot Rolled	410	303	270
Cold Rolled	174	175	139
Galvanized	269	237	223
Tin Plates	113	96	89
Long Steel UPV	2	34	-
DOMESTIC MARKET	974	846	721

	3Q14	2Q15	3Q15
Flat Steel	84	250	378
Hot Rolled	45	143	177
Cold Rolled	5	21	63
Galvanized	1	55	101
Tin Plates	33	31	38
Long Steel (profiles)	-	-	-
FOREIGN MARKET	84	250	378

	3Q14	2Q15	3Q15
Flat Steel	1,056	1,062	1,099
Slabs	5	0	-
Hot Rolled	455	446	447
Cold Rolled	179	197	202
Galvanized	270	291	324
Tin Plates	145	127	126
Long Steel UPV	4	41	41
Long Steel (profiles)	-	-	-
TOTAL MARKET	1,060	1,103	1,140

NET REVENUE PER UNIT
	3Q14	2Q15	3Q15
Average (DM and FM) - R$/t	2,130	2,172	2,224

For further information, please visit our corporate website: www.csn.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 13, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Gustavo Henrique Santos de Sousa
Gustavo Henrique Santos de Sousa Controllership, Taxes and Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.